Mail Stop 6010   November 25, 2008

Ira L. Goldknopf, Ph.D.
President, Chief Scientific Officer and Interim Chairman
Power3 Medical Products, Inc.
3400 Research Forest Drive, Suite B2-3
The Woodlands, TX 77381

> **Re: Power3 Medical Products, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 13, 2008**
> **File No. 000-24921**

Dear Dr. Goldknopf:

        We have completed our review of your proxy statement and have no further comments at
this time. Please contact Sonia Barros at (202) 551-3655 with any questions.

                                                        Sincerely,

                                                        Jeffrey Riedler
                                                        Assistant Director

cc: William Wilson, Esq.
        Phillips & Reiter, PLLC
        6805 Capital of Texas Hwy. N., Suite 318
        Austin, TX 78731